Exhibit 99.2

CLEARMIND MEDICINE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended January 31, 2024

(Expressed in United States Dollars)

(Unaudited)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

This Management’s Discussion and Analysis (“MD&A”) of Clearmind Medicine Inc. (“Clearmind” or the “Company”), prepared as of March 18, 2024, should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended January 31, 2024, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in United States dollars unless otherwise indicated.

Additional information about the Company is available on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Description of Business and Company Overview

Corporate Information

The Company was incorporated under the name Cyntar Ventures Inc. on July 18, 2017, pursuant to the provisions of the Business Corporations Act (British Columbia). On March 24, 2021, the name of the Company was changed to Clearmind Medicine Inc. The Company’s principal executive offices are located at 101 – 1220 W. 6th Ave, Vancouver, BC V6H1A5 and its operational offices are located at 20 Rahul Wallenberg, Tel Aviv, Israel.

Originally, the Company operated as a mineral resource exploration operations company. In September 2020, the Company announced a shift of the focus of the business to the development of innovative psychedelic therapies. This process involved the acquisition of all rights, title and interests in several patent applications for the treatment of alcohol use disorders, or AUD, and various other non-controlled binge behaviors and alcohol substitute. As part of this process, the Company announced a Change of Business, or COB listing, on the Canadian Securities Exchange (“CSE”). The COB became effective in November 2020. In May 2021, the Company completed all of the requirements of the CSE for a COB listing. On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”). The Company trades under the symbol “CMND” on the Nasdaq and on the Frankfurt Stock Exchange, or FSE, under the symbol “CWY”. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

On September 30, 2022, the Company’s Board of Directors (the “Board”) approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of September 30, 2022, pursuant to which holders of the Company’s common shares received 0.0333 of a common share for every one common share.

On November 28, 2023, the Company’s Board approved a 1-for-30 reverse split of its issued and outstanding common shares, effective as of November 28, 2023, such that each thirty of the Company’s common shares, no par value, were consolidated into one common share, no par value.

On January 16, 2024, the Company completed a registered direct and private placement for aggregate gross proceeds of $2.40 million.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Significant developments during the period

On January 10, 2024, the Company announced that it completed a Type A meeting with the U.S. Food and Drug Administration (FDA) to discuss the Company’s clinical trial of its proprietary MEAI-based, CMND-100 compound, for the treatment of Alcohol Use Disorder treatment (AUD) using its novel psychedelic- based therapy. The active ingredient in CMND-100 is MEAI (5-methoxy-2-aminoindane), a novel psychoactive molecule that has been reported to reduce the desire to consume alcoholic beverages while exerting a euphoric alcohol-like experience. MEAI was found to interact with the serotonergic receptors 5-HT1a, 5-HT2a and 5-HT2b. The serotonergic system is considered to play a key role in the regulation of alcohol intake, reward, preference, and dependence. MEAI was also found to interact with the alpha-2-adrenergic receptors α2A, α2B and α2C and the plasma membrane monoamine transporters for dopamine (DAT), norepinephrine (NET) and serotonin (SERT); these are believed to participate in mediating alcohol drinking behavior, and therefore could constitute important molecular targets for interventions that target drugs of abuse such as alcohol.

On January 16, 2024, the Company completed the closing of the sale of Common Shares and Pre-Funded Warrants in a registered direct offering. In a concurrent private placement, the Company also agreed to sell to the same investors, Common Warrants. Aggregate gross proceeds to the Company from both transactions were approximately $2.4 million. The transactions consisted of the sale of an aggregate of 1,500,000 Common Units (or Pre-Funded Units), each consisting of one Common Share or Pre-Funded Warrant and one (1) PIPE Common Warrant to purchase one (1) Common Share per warrant at an exercise price of $1.60. The public offering price per Common Unit was $1.60 (or $1.5999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant). The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering decreased on a one-for-one basis. The PIPE Common Warrants will be exercisable immediately after registration and expire 60 months after the initial issuance date.

On February 1st, 2024, the company announced the signature of a long-term licensing agreement with BIRAD, THE Research & Development Company of Bar-Ilan University, a leading Israeli research center. The licensing agreement refers to the company’s dedicated treatment for cocaine addiction which previously indicated a significant decrease in cocaine craving. Clearmind previously reported positive pre-clinical results for the treatment of cocaine addiction using MEAI, its novel psychedelic molecule. The pre-clinical trial was led by Professor Gal Yadid and his team from the Gonda Multidisciplinary Brain Research Center located at Bar-Ilan University (Ramat Gan, Israel), one of the most respected researchers and research institutions in the field of addiction. The trial was designed according to the self-administration paradigm, which is the gold-standard model for examining drug addiction and is based on operant conditioning. Animals previously conditioned with cocaine, received either cocaine (at 15mg/kg) or MEAI at doses of 2.5, 5, 10 and 20 mg/kg. Animals treated with MEAI spent less time in the compartment associated with cocaine. The results suggested a potential role for MEAI in abolishing cocaine-induced conditioned place-preference and eliminating heightened craving, as well as establishing that the compound was not addictive. The 5 mg/kg dose was found to be the most effective dose and was selected for further study.

In an additional trial, animals were catheterized and trained to self-administer cocaine. After the establishment of the addiction model, animals underwent an extinction phase where no cocaine was administered and MEAI was given to the test group. Finally, a relapse phase was carried out where the addicted animals were reminded of the drug with a single administration and then the animals were returned to the self-administration habitat without receiving the drug. The assumption was that the more an animal yearns to receive the drug, the more it would press on the active pedal. The results identified a sub-group within the study, which dramatically responded to the treatment, significantly decreasing the craving for cocaine, as compared to the non-treated control group. This sub-group, representing 60% of animals, showed very high response, both within the sub-group and across the animals tested. This pattern of results aligns with a previous Clearmind study that tested the conditioned place-preference paradigm, where a similar sub-population group was identified in the context of cocaine preference. This research also demonstrated MEAI’s unique ability to treat cocaine addiction and its potential to become, if approved by regulatory agencies, the first dedicated cocaine addiction treatment.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

On February 5th, 2024, the company announced that it has received patent Approval for its psychedelic based treatment of binge behaviors in China by the China National Intellectual Property Administration. The granting of this latest patent establishes both the company’s patent protection around its flagship molecule as well as its extensive IP protection in the psychedelic space.

On February 20, 2024 the Company announced that it has submitted three patent applications under the international Patent Cooperation Treaty (“PCT”), as part of its ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system. The three patent applications refer to novel proprietary combinations of lysergic acid diethylamide (LSD), psilocybin and N,N-dimethyltryptamine (DMT) and SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of SciSparc’ proprietary CannAmide™. These applications were previously filed as provisional patent applications with the United States Patent and Trademark Office (USPTO). The latest patent applications build upon Clearmind’s broad IP protection in the psychedelic space, which now includes 27 granted patents and 24 pending patent applications across 15 patent families, nine of which have been granted in major jurisdictions such as the US, Europe, China, and India.

On February 23, 2024 the Company announced that it has received approval from the Ministry of Health of Israel to commence its phase I/IIa clinical trial for alcohol use disorder (AUD) patients using the company’s proprietary MEAI-based (5-methoxy-2-aminoindane) CMND-100 oral capsule. The clinical trial is a multinational, multi-center, single and multiple dose tolerability, safety and pharmacokinetic study of CMND-100 in healthy volunteers and AUD subjects. The Israeli study will be led by Prof. Mark Weiser, M.D., head of the Psychiatric Division at the Sheba Medical Center in the Tel Aviv suburb of Ramat Gan.

On February 27th, the company announced that it has submitted three patent applications under the international Patent Cooperation Treaty (“PCT”), as part of its ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system. The three patent applications refer to novel proprietary combinations of 3,4-Methylenedioxymethamphetamine (MDMA), Ibogaine, and Ketamine and SciSparc’s Palmitoylethanolamide (PEA), the active ingredient of SciSparc’ proprietary CannAmide™. These applications were previously filed as provisional patent applications with the United States Patent and Trademark Office (USPTO). The latest patent applications build upon Clearmind’s broad IP protection in the psychedelic space, which now includes 27 granted patents and 24 pending patent applications across 15 patent families, nine of which have been granted in major jurisdictions such as the US, Europe, China, and India.

Company Overview

The Company is a clinical pharmaceutical company in phase I/IIa clinical trials, that develops novel psychedelic medicines to solve widespread, yet under-served, health problems. The Company’s goal is to develop and provide a new type of treatment for mental health disorders, including AUD, binge drinking and eating disorders, where there is significant unmet need and lack of innovation. The Company sees psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. The Company believes that its solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

The Company’s flagship treatment and focus for the short term is on AUD, which is incredibly common. It varies from mild to excessive and describes a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Alcohol consumption contributes to 3 million deaths each year globally and is the third most common preventable cause of death in the United States. Apart from potentially changing people’s lives, the Company believes that the Company’s treatment could potentially reduce the amount currently being spent on the consequences of AUD in the United States, Europe, India, China and other countries around the world. The Company also believes that its treatment may address binge drinking. 95,000 people die every year in the United States alone due to binge drinking.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

The Company has completed a series of pre-clinical IND enabling studies in the United States and China that are required before the Company can study its compound for the first time in humans. These studies include pharmacokinetic and toxicological studies in rats and dogs in order to assess the safety profile of the Company’s compound and characterization of the drug metabolism. The Company has conducted several metabolism studies designed to better understand the way 5-Methoxy-2-aminoindane, or MEAI, is digested in several species. In addition, the Company has conducted a pre-clinical animal model of AUD to characterize the effect of MEAI on alcohol consumption. This study involved testing the effect of MEAI’s ability to curb alcohol cravings after exposing mice to prolonged alcohol consumption over a short period, mimicking binge alcohol consumption in humans.

In March 2023, we announced that we had submitted an IND application with the FDA, requesting approval to initiate our first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, in May 2023 we initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine.

The Israeli study is be led by Prof. Mark Weisser, M.D. Our U.S. sites for the CM-CMND-001 clinical trial are Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. The Yale site is led by Anahita Bassir Nia, MD, a specialist in substance abuse, including alcohol abuse. The Johns Hopkins site will be led by Jennifer Ellis, PhD, Associate Professor of Psychiatry and Behavioral Sciences as the principal investigator, who will be supported by co-investigators Professor Eric Strain, Director, Behavioral Pharmacology Research Unit of the Johns Hopkins University School of Medicine.

The CM-CMND-001 clinical trial is designed to be a double blind, placebo controlled, multinational, multi-center, Phase I/IIa single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects. . Upon completion of the Phase I/IIa studies, if successful, the Company will be required to conduct additional clinical trials subject to securing additional financing.

Research and development work

In addition to the Company’s research programs on the uses of MEAI, the Company has plans to conduct several other research programs on different molecules, which are to be led by the Company’s highly skilled, focused team, with deep expertise in their respective fields, several of whom have taken products from the discovery phase to clinical trials in the United States in their previous respective roles, as well as key members of the Company’s scientific advisory board who have participated in numerous clinical trials in the areas of alcoholism and addiction.

These 12 additional drug programs can be separated into two categories. Nine of these programs are in the pre-discovery phase, and are primarily aimed at discovering innovative molecules designed for the treatment of mental health diseases such as depression, anxiety and post-traumatic stress disorder, or PTSD. Of the remaining three of these programs which are all in the discovery phase, one is aimed at the treatment of depression and treatment resistant depression, or TRD, while the other two are aimed at studying substances that can replicate the effects of 3,4-methylenedioxymethamphetamine, or MDMA, for therapeutic purposes.

In the Company’s research program aimed at treating depression and TRD, the Company has been studying the effects of administering 2-fluorodeschloroketamine, or 2-FDCK. The Company investigated 2-FDCK in a pre-clinical proof-of-concept study. In the Company’s two research programs aimed at finding substances that can be utilized for the same therapeutic purposes as MDMA, the Company will be studying 1-(Benzofuran-5-yl)-N-methylpropan-2-amine, or 5-MAPB and 1-Benzofuran-6-yl propan-2-amine, or 6-APB. The Company believes these treatments may be beneficial for fail-safes for MDMA based on a September 2016 article from Naunyn-Schmiedeberg’s Archives of Pharmacology, which reported the receptor binding profiles of 5-MAPB and 6-APB are different enough from MDMA to effectively perform a substitute role in the therapy while being similar enough so as not to have to change the therapeutic protocol.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Strategy

With respect to the Company’s AUD programs, the Company developed MEAI as a new chemical entity (NCE) drug candidate. The Company intends to seek regulatory approval through the FDA’s 505(b)(1) regulatory path. The FDA’s 505(b)(1) regulatory path is typically used for novel drugs that have not previously been studied or approved, and drug development pursuant to this path requires drug developers to conduct all studies needed to demonstrate the safety and efficacy of the drug. Given its nature, this type of submission requires extensive research, including both clinical and nonclinical studies, to prove the product’s safety and efficacy for the indication being sought.

Pursuant to the Company’s pre-IND meeting correspondence with the FDA, the FDA informed the Company that the Phase I portion of the Company’s Phase I/IIa study could not include only AUD patients (i.e., the Company’s target population). Accordingly, at the pre-IND meeting, the Company discussed a hybrid model for the Phase I portion of the study, where the Company would study both healthy volunteers and AUD patients, and the FDA did not rule this out as a possibility. While the Company cannot guarantee that the FDA will approve the Company’s request, if approved, such special accommodation would allow the Company’s to start the first in-human study with the target population rather than with healthy volunteers. If the FDA grants the Company the ability to use the hybrid model that includes AUD patients, the Company’s timeline for the clinical development of MEAI could be accelerated as it will potentially allow the Company’s to submit only one IND application, IRB application and one set of study reports for both Phase I and Phase IIa of the Company’s clinical trial. Furthermore, this model allows the Company to reach the Company’s target population quicker, hence getting more substantial safety data on the Company’s target population at an earlier stage.

Prior Use of Proceeds Disclosure

The table below describes the difference between the Company’s anticipated use of proceeds from public offerings completed since November 2022, as disclosed in previous news releases. The table shows the amounts actually spent for the period from November 1, 2022 through to January 31, 2024, The variances noted below do not have a material impact on the Company’s ability to achieve its business objectives and milestones. The table below does not include proceeds received from the exercise of warrants.

Use of Available Funds	Disclosure Regarding Use of Proceeds (USD)	Spent through to January 31, 2024 (USD)
November 2022 public offering:
To advance the formulation and clinical development efforts in our MEAI patented compounds (completed);	1.5 million	1.2 million
To complete the pre-IND enabling studies and IND submission (completed)	1.0 million	0.97 million
To complete planned Phase I/IIa studies	3.5 million	0.4 million
The remainder for working capital and general corporate purposes and possible in-licensing of intellectual property for new product candidates	0.4 million	0.4 million
April 2023 Public Offering
General corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures	2.9 million	2.9 million
September 2023 Public Offering
For general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of its product candidates, working capital, future acquisitions and general capital expenditures.	2.25 million	0.45 million
January 2024 Public Offering
For general corporate purposes and working capital.	2.4 million	0.6 million

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Selected Financial Information

The following financial data prepared in accordance with IFRS in United States dollars is presented for the three month period ended January 31, 2024 and 2023.

	Three months ended January 31,
	2024	2023

Operating expenses
General and administrative	$1,156,513	$1,245,428
Research and development, net	227,478	587,630
Total operating expenses	1,383,991	1,833,058

Finance incomes (expenses)
Changes in fair value of derivative warrants liabilities	155,143	–
Unrealized loss on short-term investment	556	(63,194)
Foreign exchange gain (loss)	1,416	(34,404)
Other finance income, net	60,576	18,015
Total finance incomes (expenses)	217,691	(79,583)

Other income
Dividend received	–	16,555
Total other income	–	16,555

Loss Before taxes	(1,166,300)	(1,896,086)
Tax expenses	(201,500)	(3,383)
Net Loss and comprehensive loss	$(1,367,800)	$(1,899,469)
Loss per share, basic and diluted	$(0.90)	$(24.80)
Weighted average number of shares for the purposes of basic and diluted loss per share	1,517,459	76,591

Three-month period ended January 31, 2024, compared to the three-month period ended January 31, 2023

Research Costs

Research costs are comprised primarily of (i) Salaries and wages to Company employees at and (ii) pre-clinical trials.

For the three-month period ended January 31, 2024, research costs amounted to $227,478 as compared to $587,630 for the three-month period ended January 31, 2023.

During the mentioned period, most of our R&D activity revolved around our upcoming clinical trial. The decrease in activities compare to the prior period results from the large expenses incurred to complete our pre-clinical program.

General and Administrative Expenses

For the three-month period ended January 31, 2024, general and administrative expenses amounted to $1,156,513 as compared to $1,245,428 for the three-month period ended January 31, 2023.

Finance incomes (expenses)

For the three-month period ended January 31, 2024, financial incomes amounted to $217,691 as compared to financial expenses of ($79,583) for the three-month period ended January 31, 2023. The financial incomes during the three-month period ended January 31, 2024 consist of change in warrant liability of $155,143, foreign exchange gain of $1,416, unrealized gain on short-term investment of $556 and finance income, net of $60,576.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Loss for the period

The Company reported a loss for the three-month period ended January 31, 2024 of $1,367,800 as compared to a loss of $1,899,469 for the three-month period ended January 31, 2023.

Financial Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters.

	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023

Total revenues	$–	$–	$–	$–
Net loss	(1,367,800)	(4,069,799)	(575,187)	(2,076,382)
Net loss per share, basic and diluted	(0.90)	(1.12)	(2.40)	(16.50)

	January 31, 2023	October 31, 2022	July 31, 2022	April 30, 2022

Total revenues	$–	$–	$–	$–
Net loss	(1,899,469)	(1,554,178)	(1,483,012)	(2,325,785)
Net loss per share, basic and diluted	(24.80)	(35.51)	(33.60)	(53.40)

Factors causing significant variations in quarterly results are as follows:

●	The increase in loss for the quarter ended April 30, 2022, was primarily due to an increase in research and development.

●	The decrease in loss for the quarter ended July 31, 2022, was primarily due to a decrease in research and development.

●	The increase in loss for the quarter ended October 31, 2022, was primarily due to an increase in research and development.

●	The increase in loss for the quarter ended January 31, 2023, was primarily due to an increase in general and administrative.

●	The increase in loss for the quarter ended April 30, 2023, was primarily due to an increase in financial expenses relating to the change in fair value of the warrant liability of $360,557.

●	The decrease in loss for the quarter ended July 31, 2023, was primarily due to a gain on the revaluation of the total warrant liability of $482,331.

●	The increase in loss for the quarter ended October 31, 2023, was primarily due to a loss on the revaluation of the total warrant liability of $2,189,986.

●	The decrease in loss for the quarter ended January 31, 2024, was primarily due to a gain on the revaluation of the total warrant liability of $155,143.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Liquidity and Capital Resources

As of January 31, 2024, the Company had cash on hand of $9,285,973 and working capital of $4,817,703, compared to $5,427,739 and working capital of $824,760 as of October 31, 2023, respectively. During the three-month period ended January 31, 2024, the Company’s overall position of cash increased by $3,858,234 from the year ended October 31, 2023. This increase in cash can be attributed to the following:

●	The Company’s net cash used in operating activities during the three-month period ended January 31, 2024, was $1,461,996 as compared to $3,103,355 for the three-month period ended January 31, 2023. This decrease is mostly due to decrease in prepaid expenses and decreases in accounts payable and accrued liabilities.

●	Net cash provided by financing activities for the three -month period ended January 31, 2024, was $5,316,507 as compared to $6,348,126 for the three-month period ended January 31, 2023. Cash provided in 2024 was from January 2024 Public Offering and from exercise of warrants. In 2023 the cash was provided from November 2022 Public Offering.

The Company anticipates that its cash and cash equivalents will provide sufficient liquidity for at least twelve months, however, the Company may have capital requirements in excess of its currently available resources in order to advance all it its programs. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the timing, design and conduct of clinical trials. The Company is dependent upon significant future financing to provide the cash necessary to execute its current operations, including the commercialization of any of its drug candidates.

In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued capital, shares issuable, warrants reserve and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2023.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Transactions With Related Parties

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Three months ended	Three months ended
	January 31,	January 31,
	2024	2023

Officers:
Consulting fees	$160,688	$150,066
Share based compensation	15,701	44,442
	$176,389	$194,508
Directors:
Directors’ fees	$74,623	$54,562
Share based compensation	17,221	44,095
	$91,844	$98,657

(ii)	Balances with related parties

	January 31,	October 31,
	2024	2023
Amounts owed to officers	$105,044	$29,666
Amounts owed to directors	47,056	12,767
	$152,100	$42,433

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate our and SciSparc’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they will enter into a joint venture where the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture as the development of the project remains in a very early stage.

For the three months ended January 31, 2024, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $502 (three months ended January 31, 2023 $57,630). As of January 31, 2024, $85,382 is owed to the Company by SciSparc (October 31, 2023- $136,002).

c.	The Company shares office space with SciSparc and contributes to office expenses costs.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Financial Instruments and Risk Management

(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of January 31, 2024, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance January 31, 2024
Short-term investment	$86,668	$–	$–	$86,668
Derivative warrants liability	–	–	4,201,370	4,201,370

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2023
Short-term investment	$86,112	$–	$–	$86,112
Derivative warrants liability	–	–	4,310,379	4,310,379

The fair values financial instruments, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c)	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at January 31, 2024. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of January 31, 2024.

Cash and cash equivalents	$255,931
Other receivables	44,932
Accounts payable and accrued liabilities	(306,147)
Due to related parties	(152,100)
Total foreign currency financial assets and liabilities	$(157,384)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(15,738)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of January 31, 2024, and October 31, 2023:

January 31, 2024	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$608,520	$608,520	$–
Due to related parties	152,100	152,100	–
Lease liability	94,214	63,707	30,507
	$854,834	$824,327	$30,507

October 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$617,004	$617,004	$–
Due to related parties	42,433	42,433	–
	$659,437	$659,437	$–

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three months ended January 31, 2024, and have not been early adopted in preparing these condensed interim consolidated financial statements. These new standards, and amendments to standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Significant Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Warrant Liability

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption which requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

Disclosure of Outstanding Share Data

Authorized share capital consists of unlimited number of common shares without par value.

As of January 31, 2024, and March 18, 2024, the Company had 3,169,570 and 3,261,547 common shares issued and outstanding, respectively.

As of January 31, 2024, and March 18, 2024, the Company had 5,521 stock options outstanding.

As of January 31, 2024, and March 18, 2024, the Company had 3,065,322 and 2,973,389 share purchase warrants outstanding, respectively.

As of January 31, 2024, and March 18, 2024, the Company had 2,417 and 385,359 RSU’s outstanding.

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three Months Ended January 31, 2024

Risks and Uncertainties

The Company business, and investing in the Company’s securities, are subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 9 and other risk factors contained in the Company’s Annual Information Form filed in SEDAR on December 1, 2022. If any of these risks actually occur, the Company’s business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of the Company’s securities would likely decline, and investors may lose all or part of their investment. The following is a summary of some of the principal risks the Company faces:

●	The Company has incurred losses since its inception. The Company anticipated that it will incur significant losses for the foreseeable future, and the Company may never achieve or maintain profitability.

●	The Company’s financial statements contain an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

●	If the Company is unable to establish sales and marketing capabilities or enter into agreements to sell and market any product candidates, the Company may not be successful in commercializing those product candidates.

●	If the Company is unable to maintain effective proprietary rights for the Company’s product candidates or any future product candidates, the Company may not be able to compete effectively in its markets.